EXHIBIT 1

COALITION FOR ITG SHAREHOLDER VALUE RESPONDS

TO BOARD ANNOUNCEMENTS

Sends Letter to ITG Board

Nominates Three Highly-Qualified, Independent Director Candidates

SAN FRANCISCO – March 16, 2015 – The Coalition for ITG Shareholder Value (the “Coalition”), a group led by Philadelphia Financial Management of San Francisco (“Philadelphia Financial”) and Voce Capital Management LLC (“Voce”), today sent a letter to the Board of Directors of Investment Technology Group, Inc. (“ITG” or the “Company”), responding to the Board’s recent announcements and the Board’s public disclosure of the Coalition’s director nomination notice.

The Coalition owns 2,194,545 shares of ITG or approximately 6.4% of the shares outstanding, making it ITG’s third-largest shareholder.

The Coalition’s independent nominees for election to ITG’s Board at the 2015 annual meeting are:

▪	Lon Gorman, who previously served as Vice Chairman of The Charles Schwab Corporation (NYSE:SCHW), a member of the Board of Directors of The NASDAQ OMX Group (Nasdaq:NDAQ) and Chairman of NYFIX, Inc.;

▪	R. Jarrett Lilien, who currently serves as a member of the Board of Directors of Wisdomtree Investments (Nasdaq:WETF) and is the former President and Chief Operating Officer, and interim Chief Executive Officer, of E*Trade Financial (Nasdaq:ETFC); and

▪	James S. Pak, who is currently a consultant to companies in the financial technology sector and is the former Managing Director at Chi-X Global, Tradeweb and Instinet, where he had broad product and business development responsibilities; the former Head of Market Structure Investments at Citigroup Global Markets; and previously a member of the Board of Directors at BATS Trading and Level ATS.

Each of these highly qualified nominees is completely independent of the Coalition and its affiliates and would represent the interests of all ITG shareholders.

CONTACT INFORMATION:	J. Daniel Plants, Managing Partner
Voce Capital Management
(415) 489-2601

The full text of the Coalition’s letter follows:

PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC 450 Sansome Street, Suite 1500 San Francisco, California 94111	VOCE CAPITAL MANAGEMENT LLC 600 Montgomery Street, Suite 210 San Francisco, California 94111

March 16, 2015

Via Electronic Mail and Federal Express

Members of the Board of Directors

Investment Technology Group, Inc.

One Liberty Plaza

165 Broadway

New York, NY 10006

Attention: General Counsel

Lady and Gentlemen:

We write on behalf of The Coalition for ITG Shareholder Value (the “Coalition”), a group led by Philadelphia Financial Management of San Francisco, LLC (“Philadelphia Financial”) and Voce Capital Management LLC (“Voce”). As you are aware, the Coalition owns 2,194,545 shares of Investment Technology Group, Inc. (“ITG” or the “Company”), or approximately 6.4% of the shares outstanding, making us ITG’s third-largest shareholder.

Over the past two weeks, in an effort to reach a constructive solution to the Coalition’s concerns about the stewardship of ITG by its Board of Directors (the “Board”), the Coalition engaged in intensive discussions with the Board centering on capital structure, capital allocation, business operations and corporate governance. The Coalition suggested during the negotiations that the Board extend its advanced notification deadline, established through its by-laws, by which shareholders were required to give the Company notice of their intention to nominate directors at the 2015 annual meeting. The Coalition sought this extension in order to facilitate the continuation of private dialog, but the Board refused every invitation to extend the deadline. After delivering a “take it or leave it” ultimatum to us, the Board chose to terminate discussions. Accordingly on March 12, in compliance with the Company’s by-law requirements, the Coalition submitted its nomination notice.

On March 13 the Board disclosed the receipt of our nominations and in response released a variety of announcements concerning its capital allocation policies, all of which had been the subject of our recent negotiations. While the Board tried to pin the failure of negotiations on our request for what it deemed “disproportionate board representation,” it’s important to understand that nothing the Board announced on Friday, nor anything that it offered in our negotiations, actually committed the Board to take any actions at all. Rather, all of the announcements are subject to, and preserve, the existing Board’s absolute discretion over share repurchases, business portfolio mix and strategic positioning. From our perspective, it was and remains fundamental that real change at ITG can only come through real change in the composition of the Board. The Board’s willingness to allow but a solitary director to join the Board reveals its newly expressed devotion to shareholder value for what we believe it truly is: A set of manufactured talking points designed to deflect mounting criticism while maintaining the iron grip that we believe has failed shareholders for nearly a decade.

* * *

The Board’s announcement that it would “target” share repurchases equal to 100% of free cash flow (plus a small kicker) in 2015 is a step in the right direction, although as the recent run-up in ITG’s share price illustrates it is difficult to decide today whether that is the optimal way of allocating capital twelve or more months in the future.1 While we would have preferred the Company to have been more aggressive in share repurchases sooner, unlike many of its peers the Company, incredibly, has no ready access to capital lines to facilitate such purchases. Despite its large cash balances, swollen equity and strong cash flow, ITG lacks any short term credit facility that would allow it to make opportunistic investments in its own stock when it believes conditions warrant (hence its reliance on funding repurchases only through free cash flow). This dereliction alone leads us to question the current Board’s oversight of the Company’s balance sheet and liquidity.

We were also worried that the capital plan – which merely “targets” share repurchases but doesn’t actually execute them or even commit the Board to carry them out – is riddled with exceptions that may allow the Board to dilute or deactivate it easily. For example, the fine print reveals a laundry list of qualifications that the Board may rely upon to gut the plan if it changes its mind. Of most concern was the exception that the Board insisted upon in our negotiations – the ability to suspend or cancel the program in the Board’s discretion due to “corporate activity which may necessitate alternative uses of capital” (read: M&A). Acquisitions, including large ones, are not merely a theoretical possibility, as ITG has been a serial acquirer under the current Board. Just Friday, rumors emerged that ITG might acquire Convergex, reportedly for a price of $200 million or more.

As we have previously stated, acquisitions such as Convergex may be sensible under the right circumstances. But the current Board’s cryptic decisions leave much to be desired and underscore the importance of altering the current Board dynamic through changes to its composition before shareholders write any further acquisition checks. For example, last year there were rumors that ITG might acquire competitor NYFIX, in a transaction that the Board’s current defense advisor, JPMorgan, encouraged it to undertake in a note published on March

1 We leave for another day discussion of the merits of the Board’s formulaic linkage of free cash flow and shareholder capital return.

25th, 2014 (“Our analysis indicates the potential for meaningful upside for ITG shareholders if it is able to successfully execute. . . .”); NYFIX went to another suitor instead. By contrast, the targets ITG has acquired – such as sell-side boutiques Majestic Research and Ross Smith Energy – have turned out to be strategic and financial mistakes, in our view. Nor have the integrations of Macgregor and RedSky, which we believe have been mishandled, been forgotten; likewise the investment in and subsequent impairment of Disclosure Insight. This erratic acquisition program has diluted not only the income statement (with losses) and the balance sheet (with write-downs), but has dulled ITG’s strategic focus, distracting management and investors alike. Bookending this string of acquisition gaffes is the Board’s seeming hostility to interest in an acquisition of ITG itself, as we are aware of significant private equity interest that the Board has been unwilling to even entertain. In sum, this Board cannot be trusted to make such significant strategic decisions without some assurance that shareholder interests are properly taken into account.

Finally, we maintained in the discussions that ITG should divest or shutter some business lines and exit some capital intensive activities. While it ultimately agreed to review both, it insisted upon doing so under guise of a non-committal internal evaluation process. We were concerned that the unyielding commitment to some of these businesses that the Board initially expressed to us revealed a lack of objectivity and would prejudice any evaluation of whether to close or sell the units in question, so we suggested that this be conducted by a Board committee that would include two of our nominees. The Board refused, insisting that only one of our nominees could participate as a minority member of such committee. Again, we reluctantly went along.

While we would have liked to see the Board do more – a more aggressive capital return; a more explicit commitment to exit capital intensive and/or money losing business lines; and more comfort that the Board would not commit another M&A blunder – we believed that the proposed framework would benefit shareholders so long as they could trust that it had teeth and that shareholder interests would be adequately considered in subsequent Board decision-making. We therefore conditioned our acceptance of the plan, and our accommodation of the Board’s many sensitivities, on one simple request: The addition of two new independent directors, with no ties whatsoever to Philadelphia Financial or Voce, to provide some assurance that the Board would execute its many discretionary choices under the proposed settlement with due care and in good faith.

Yet the Board stubbornly refused, despite acknowledging the qualifications of our nominees. It offered to appoint only one of the candidates, of the Board’s own choosing at some undetermined point in the future, and then terminated its discussions with us when we would not accede to its diktat.

* * *

The Board’s emotional response to our proposal that it add two director candidates is most puzzling, particularly in light of its own performance and profile. Under the current Board’s direction, over a very long time period ITG has dramatically underperformed the relevant indices and most of its peers. The average current director’s tenure is seven years, with the longest-serving inhabitant, the Chairman Ms. O’Hara, seeking reelection this year to her thirteenth term. The last retirement occurred in 2013, by a director with a twelve-year run. Yet despite this insularity, the Board refused to even entertain our initial recommendation that a single member of the Board agree to retire as part of a settlement, a request we eventually withdrew despite our continued belief that such refreshment would be beneficial.

We believe that the Board’s relatively low ownership of stock also is indicative of a lack of alignment with shareholders. The independent directors collectively own approximately 1.1% of ITG’s shares. Essentially all of these shares have been awarded to the Board by itself, with only one small directorial purchase within the past 10 years (and several dispositions, which we find troubling). Ironically, despite never having purchased a single share of ITG herself, the Company’s Chairman has stated that a portion of the Coalition’s substantial ITG share ownership should be disregarded because some of it was bought . . . in February? Unlike the Board, we have real skin in the game because we have been willing to purchase ITG stock, including at recent highs, due to our conviction in its potential.

The Board’s befuddling justification for its refusal to add more than one director that it expressed to us – that adding two would “give you control of 20% of the Board when you only own 6% of the shares” – defies both logic and custom. Does the current independent directors’ ownership of 1% entitle them to the seven Board seats they presently occupy? Must shareholders buy 20% of a company’s stock to nominate a second director? And how does the appointment of new independent directors, who are highly qualified industry executives with no ties to either Philadelphia Financial or Voce and would represent the interests of all shareholders yet constitute a small minority of the Board, transfer “control” of ITG to anyone?

While it may seem small arithmetically, the difference between adding one and two new directors is enormous. In a situation such as this, where every single aspect of the Board’s proposed plan is on the come and remains subject to the Board’s complete discretion, it’s unacceptable that the Board is unwilling to allow more than a lone addition to its Board to oversee the faithful execution of that plan. We were and remain concerned that a solo director’s effectiveness would be severely limited when surrounded by a group of eight legacy directors, who wouldn’t even be required to vote on motions that they chose not to “second” and who could easily squelch discussion of topics they found inconvenient. The Board’s steadfast insistence on one, and its willingness to blow up the negotiations and invite a proxy contest rather than appoint a second director, belie its new mouthings about the primacy of shareholder concerns and suggest to us that its primary objective is to maintain absolute control over the Board, a token appointment notwithstanding.

* * *

The Coalition’s independent nominees for election to ITG’s Board at the 2015 annual meeting are:

▪	Lon Gorman, who previously served as Vice Chairman of The Charles Schwab Corporation (NYSE:SCHW), a member of the Board of Directors of The NASDAQ OMX Group (Nasdaq:NDAQ) and Chairman of NYFIX, Inc.;

▪	R. Jarrett Lilien, who currently serves as a member of the Board of Directors of Wisdomtree Investments (Nasdaq:WETF) and is the former President and Chief Operating Officer, and interim Chief Executive Officer, of E*Trade Financial (Nasdaq:ETFC); and

▪	James S. Pak, who is currently a consultant to companies in the financial technology sector and is the former Managing Director at Chi-X Global, Tradeweb and Instinet, where he had broad product and business development responsibilities; the former Head of Market Structure Investments at Citigroup Global Markets; and previously a member of the Board of Directors at BATS Trading and Level ATS.

Each of these highly qualified nominees is completely independent of the Coalition and its affiliates and would represent the interests of all ITG shareholders. Complete biographical details of the nominees will be contained within the Coalition’s preliminary proxy statement when filed.

We once again remind the ITG Board that “our objective continues to be to reach an amicable resolution in the best interests of all ITG shareholders.” That remains true today. Should the Board persist in its unreasonable refusal to make substantive changes to its composition, however, we will not hesitate to hold it accountable by seeking to elect these candidates through the solicitation of proxies. We believe that our views are widely shared within the investment community and that these three highly qualified, independent nominees compare very favorably to the Board’s incumbents, particularly its three most senior members. We remind the Board that if we are forced to pursue that route – a time consuming and expensive distraction that the Board can easily avoid – we will no longer merely be adding directors but will seek to replace existing directors in the process.

Respectfully yours,

PHILADELPHIA FINANCIAL management OF SAN FRANCISCO, LLC

By:	/s/ Justin Hughes
Justin Hughes
Founding Member

VOCE CAPITAL management LLC

By:	/s/ J. Daniel Plants
J. Daniel Plants
Managing Partner

BOATHOUSE ROW I, L.P., BOATHOUSE ROW II, LP, BOATHOUSE ROW OFFSHORE LTD., OC 532 OFFSHORE LTD., PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC, JORDAN HYMOWITZ, JUSTIN HUGHES, VOCE CATALYST PARTNERS LP, VOCE CAPITAL MANAGEMENT LLC, VOCE CAPITAL LLC, J. DANIEL PLANTS (COLLECTIVELY, THE “COALITION"), LON GORMAN, R. JARRETT LILIEN AND JAMES S. PAK (COLLECTIVELY, THE "NOMINEES" AND TOGETHER WITH THE COALITION, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF INVESTMENT TECHNOLOGY GROUP, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A TO BE FILED BY THE COALITION WITH THE SEC ON MARCH 16, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCE INDICATED ABOVE.

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